Exhibit 99.1

Santander Chile returns to the Swiss market with a successful five-year transaction

In a challenging environment, Santander Chile confirms its excellent position with international investors. The bank issued CHF 190 million over five years in the public market.

Tuesday, October 12, 2021. Santander Chile returns to the international market and successfully issues a bond in Swiss francs for CHF 190 million (equivalent to US $ 205 million) for a five-year term, achieving a spread of 60 basis points over the reference rate, which is equivalent to a coupon of 0.2975%.

This issue once again confirms the excellent reception of Santander Chile’s credit in foreign markets, at times of local uncertainty. This transaction received great interest and demand from investors, and represents the second in this market during the year, after the placement of CHF 150 million last June. With this new instrument, Santander Chile’s position in the Swiss franc market is around CHF 925 million (about US $ 1 billion), and it is consolidated as the second most relevant market within the financing diversification strategy of the Bank, reaching around 30% of total foreign debt.

For Emiliano Muratore, Santander’s Chief Financial Officer, “this new issue reflects the good position that the Bank maintains on the international scene. Despite the current uncertainty faced by the markets, we managed to place a relevant amount in a competitive public market, benefitting from the advantages and allowing us to continue the diversification of our investor base and financing sources”.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the notes, nor will there be any sale of the notes, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.

About Banco Santander

Banco Santander Chile is the largest bank in the Chilean market. As of June 30, 2021, it has total assets of $ 58,813 billion, net loans of provisions of $ 33,719 billion, deposits of $ 29,478 billion, and total equity of $ 3,418 billion. In addition, it has 344 branches, 1,257 ATMs and 10,240 employees. The BIS capital ratio as of June 2021 was 14.7%, with a basic capital ratio of 10.1%. Furthermore, Banco Santander Chile is one of the companies with the best risk ratings in Latin America with a rating of A1 from Moody’s and A from Standard and Poor’s.